6/10.

02034782

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Melo S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 4893 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/13/02

82-4893

Grupo Melo, S.A.

Annual Financial Statements

02 JUN 10 AM 11:45

AUDITORS STATEMENT

AR/S
12-31-01

Board of Directors and Shareholders
Grupo Melo, S.A.

We have reviewed the general consolidated statements of Grupo Melo, S.A. as of December 31, 2001 and 2000, the related consolidated statements of income, capital and cash flow for the year ended in that date, in accordance with International Standards on Auditing. All information included in the financial statements is representation of the management of Grupo Melo, S.A.

A review mainly consists in inquiries to the personnel of the company and to the application of analytical procedures to the financial information. Its reach is substantially lower to the one used in a test executed in accordance to auditing regulations normally accepted whose objective is the expression of an opinion of the financial statements taken as a group. Therefore, we do not express said opinion.

Based on our review, we have had no knowledge of any relatively important amendments whatsoever that should have been done to the financial statements that are attached in agreement to the international accounting standards.

Rogelio A. Williams C.
C.P.A. 2678

February 15, 2002
Panama, Republic of Panama

CONTENTS

CONSOLIDATED GENERAL STATEMENTS

	Notes	December 31 2001	December 31 2000
ASSETS			
Current Assets			
Cash and cash equivalent	3	B/. **3,450,053**	B/. 4,980,815
Documents and accounts receivables, net	4.5	**16,203,112**	17,098,630
Loans receivables, net	6.7	**420,356**	449,366
Inventories	8	**25,835,076**	28,232,857
Prepaid Income Tax		**773,354**	770,577
Fondo de cesantia		**1,345,146**	1,190,471
Prepaid expenses		**470,440**	393,798
		48,497,537	53,114,514
Non Current Assets			
Term deposits		-	500,000
Documents receivable, net of current ratio		**4,448,850**	5,227,950
Deferred Income Tax	14	**383,315**	383,585
Properties lotified for sale		**8,012,596**	7,502,816
Investment, method of participation in equity	9	**1,658,808**	1,493,871
Investment		**50,000**	50,000
Properties, equipment and improvement, net	10	**55,323,138**	51,204,392
Forestall investment			**1,705,074**
Other assets		1,789,520	1,974,489
		73,371,301	69,925,713
TOTAL ASSETS		B/.121,868,838	123,040,227

	Notes	December 31 2001	2000
LIABILITIES AND INVESTMENTS OF SHAREHOLDERS			
Current Liabilities			
Loans generators of interest and debt	12, 13	**B/. 26,971,143**	B/. 28,715,517
Documents and accounts payable – commercial		**13,360,167**	16,820,166
Reserve for antiquity quote and indemnification		**2,276,289**	2,267,822
Payable Income Tax		**-**	50,705
Accumulated expenses and other liabilities	11	**1,701,655**	1,787,054
		44,309,254	49,641,264
Non Current Liabilities			
Loans generators of interest and debt	13	**38,839,215**	34,982,677
Deposits of clients		**25,734**	21,678
Minority interest		**111,414**	116,251
		38,976,363	35,120,606
Obligations and contingencies	17		
Investment of shareholders			
Issued capital (common shares, without par value; Authorized shares: 2,500,000; Issued and circulating shares: 2,328,314)		**10,892,773**	20,125,956
Retained income		**17,831,423**	18,293,376
Complimentary tax		**(140,975)**	(140,975)
Total investment of shareholders		**38,583,221**	38,278,357
TOTAL LIABILITIES AND INVESTMENT OF SHAREHOLDERS		**B/.121,868,838**	B/.123.040,227

The accounting principles and explanatory notes contained in pages 8 through 21 are integral part of the financial statements.

CONSOLIDATED STATEMENTS OF RESULTS

	Notes	Year closed as of December 31 2001	2000
Income			
Net sales		**B/.110,932,448**	B/.124,657,949
Accrued interests			
Other income		**56,621**	287,891
Total Income		111,772,274	126,185,430
Costs and Expenses			
Sales cost		**53,987,380**	61,125,201
General and administrative costs		**45,135,325**	49,183,484
Depreciation and amortization		**5,523,823**	5,729,454
Financial interests and charges		**6,150,420**	6,523,883
Total Costs and expenses		**110,796,948**	122,562,022
Net income before Income Tax		**975,326**	3,623,408
Income Tax			
Current		**18,815**	284,191
Deferred		**24,969**	42,066
	14	**43,784**	326,257
Income before the participation in loss in Investment, minority interest and non Recurrent provision for subsidiary portfolio		**931,542**	3,297,151
Participation in investment loss		**(10,063)**	(3,426)
Minority Interest		**3,740**	42,957
Net income before non recurring expense of Provision for subsidiary portfolio		**925,219**	3,336,682
Non recurring expense of provision for Subsidiary portfolio	16	**-**	(1,785,793)
Net Income		**B/.925,219**	B/.1,550,889
Earning per share (In Balboas)		**B/. 0.40**	B/. 0.66

Earning per share (In Balboas)

The accounting policies and explanatory notes in pages 8 through 21 are integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Notes	Years endd as of December 31			
		Amounts		Shares	
		2001	2000	**2001**	2000
Issued Capital♣					
Common shares without par value					
Balance at beginning and end of year		**B/. 7,950,018**	7,950,018	2,328,314	2,328,314
Paid additional capital					
Balance at beginning and end of year		**12,175,938**	11,983,404		
Addition		**766,817**	192,534		
Balance at end of year		**12,942,755**	20,125,956		
Complimentary tax					
Balance at beginning and end of year		**(140,975)**	(139,995)		
Complimentary Tax from subsidiary		**-**	(980)		
Balance at end of year		**(140,975)**	(140,975)		
Retained income					
Balance at beginning of year		**18,293,376**	18,407,125		
Cumulated deficit from subsidiaries		**-**	(189,980)		
Paid dividends	15	**(620,355)**	(1,474,658)		
Capitalized Income		**(766,817)**			
Net income		**925,219**	1,550,376		
Balance at end of year		**17,831,423**	18,293,376		
Total investments of shares		**B/.38,583,221**	B/.38,278,357	**2,328,314**	2,328,314

♣ The holders of common shares have the right to receive dividends as and when the Group declares them. All common shares have a right to one vote per share without restriction.

The accounting policies and explanatory notes in pages 8 through 21 are integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year closed as of December	
	2001	2000
Cash flow of operational activities		
Income before Income Tax	B/.975,236	B/.3,623,408
Adjustments for:		
Depreciation and amortization	5,523,823	5,729,454
Provision for doubtful collection accounts	98,911	1,323,114
Reserve for antiquity quote and indemnification	290,505	359,628
Paid interests	6,150,420	6,523,883
Earned interests	(783,205)	(1,254,564)
Results of the operations before changes in working capital	12,255,780	14,519,130
Documents and accounts receivables	795,607	3,410,914
Loans receivables	28,010	(448,366)
Inventories	2,397,781	(3,109,233)
Fondo de Cesantia	(154,675)	(171,276)
Prepaid expenses	(76,642)	3,241
Documents and accounts receivables – commercial	(3,459,999)	(1,651,529)
Cumulated expenses and other liabilities	(85,399)	(36,590)
Paid primas de antiguedad	(282,038)	(267,348)
Cash derived from operations	11,418,425	12,248,943
Paid interests	(6,150,420)	(6,523,883)
Earned interests	783,205	1,254,564
Paid income tax	(96,996)	(107,885)
Net cash flows of operational activities	5,954,214	6,871,739
Cash flow of investments activities		
Term deposits	500,000	700,000
Investment, to the part. Method in equity	9175,0000	734,047
Investment	-	132,698
Purchase of properties, equipment and improvement net of withdrawals	(9,642,569)	(11,356,623)
Properties, equipment and improvement from subsidiary	-	(2,893,549)
Forestal investment	(116,464)	(155,162)
Properties lotified for sale	(509780)	(1,422,863)
Net cash flow used in investment activities	(9,943,813)	(14,261,452)

CONSOLIDATED STATEMENTS OF CASH FLOW
continuation

	Year ended as of December 31 2001	1999
Cash flow of funding activities		
Documents receivables, current net ratio	**B/. 779,100**	B/. 534,577
Other assets	**184,969**	665,645
Paid loans and leases	**51,061,773**	(51,779,033)
Products of new loans and leases	**(54,277,609)**	56,423,451
Deposits of clients	**4,056**	(35,532)
Issuance of bonds	**9,500,000**	5,000,000
Redemption of Bonds	**(4,172,000)**	(1,463,000)
Accumulated loss from subsidiary	-	(189,980)
Additional paid capital from subsidiary	-	192,534
Paid dividends	**(620,355)**	(1,474,658)
Minority interests	**(1,097)**	9,084
Complimentary tax	-	(980)
Net cash flow of funding activities	**2,458,837**	7,882,108
(Drop) Net increase in cash and cash equivalent	**(1,530,762)**	492,395
Cash and cash equivalent at beginning of year	**4,980,815**	4,488,420
Cash and cash equivalent at end of year	**B/.3,450,053**	**B/.4,980,815**
Cash with expiration in ninety days	**B/.3,450,053**	B/.4,980,815
Cash with expiration over ninety days	-	500,000
Total cash	**B/.3,450,053**	**B/.5,480,815**

The accounting policies and explanatory notes in pages 8 through 21 are integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Grupo Melo, S. A. is the holding company of the shares of its subsidiary companies that are grouped in divisions with diverse economical activities, such as: wholesales and retail sales of dry goods; breeding, growth and processing and sale of chicken; sales of agricultural and industrial machinery, cars and similar; processing and sale of timber; sales of construction materials; fast food restaurant chain, preparation of food and real estate. Its sales are mainly to local consumers. Among its suppliers are: Isuzu Motor Corporation, John Deere intercontinental, Novartis, S.A., Bremer Pharma, Pfizer, S.A. and Pioneer Seed.

The Grupo Melo, S.A. office is located at Via España #2313, Río Abajo.

As of December 31, 2001 the group counted with 2,872 employees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preparation Base

The financial consolidated statements of the Company have been prepared in accordance to the regulations issued by the Accounting Committee of International Regulations (IASC) and in interpretations issued by the Permanent Committee of Interpretations of the IASC.

The financial statements are expressed in Balboas (B/.) legal currency of the Republic of Panama, which has nominal value and is free of exchange against the dollar ($) of the United States of America.

Consolidation Principles

The consolidated financial statements include the accounts of Grupo Melo, S.A. and its controlled subsidiaries after the elimination of all significant transactions between the companies.

The minority interest mainly represents the interests in Ali Melo, S.A. that are not controlled by the Company.

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

regime of industrial incentives

By means of the inscription in the Official registry of the National Industry and by a lapse of ten years, the companies Empacadora Avicola, S.A., Sarasqueta y Cia., S.A., Maderas y Materiales de Construccion, S.A., Empolladora Panama, S.A. and Embutidos y Conservas de Pollo, S.A. grouped under the regime of incentives for the development of the domestic industries and of exports contained in Law 3 of March 20, 1986. Empacadora Avicola, S.A., Sarasqueta y Cia., S.A., Empolladora Panama, S.A. and Embutidos y Conservas de Pollo, S.A. where granted an extension of expiration to the year 2010 and Maderas y Materiales de Construccion, S.A. was granted an extension to the year 2009.

The companies enjoy, amongst others, of the following fiscal incentives:

a) Import tax of 3% over machinery, equipment, parts and accessories, raw material, semi-manufactured products, packaging, gas and lubricants that fall in the composition and processing of the elaboration of its products.

b) Exemption of the income tax of the earnings from the exports and over the net earnings reinvested in the expansion of the pant capacity or to produce new goods.

c) Special regimen of rolling over of losses for effects of the payment of the income tax. The losses suffered during any year of operation, within the effectiveness of the Official Registry may be deducted from the taxable amount in the three years immediately following the year in which they took place.

Cash and cash equivalents

Cash in banks and in short-term deposits that are maintained until their expiration is registered at cost.

For the purposes of the cash flow statements, the equivalents of cash consist in deposits in banks with a three-month maturity or less.

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

Documents and accounts receivables

The accounts receivables that generally expire in 30-90 days are recognized and registered to the original amount of the invoice minus provision for doubtful collection accounts. Management deems the increase to the provision for doubtful collection accounts in base o the evaluation of the accounts receivables with charge to operations. The accounts that result of doubtful collection in each period are reduced from the provision.

Inventories

The inventories are valued at the lesser cost and executable net value. The costs incurred to carry the products or current condition and location are executed as follows:

Products finished and work in process	Average cost
Inventory of machinery and automobiles	Specific cost according to invoice of the manufacturer
Properties maintained for sale	Properties purchased for the development and resale are valued at lesser cost and executable net value.

Fondo de cesantia / accumulated antiquity quote and indemnification

The labor laws provide that the employers must maintain a cesantia fondo to the worker when the working relationship ceases to exist, whichever may be the cause, an antiquity quote and indemnification in case of non-justifiable lay off. The Company quotes the cesantia fund in base to 2.25% of the total of paid remuneration.

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

Investment in Associates

The investment in associates concerning the ones the Company has significant influence (typically those that are owned 20-50%) are accounted by the method of participation in the equity and are registered on the balance of the lesser of the amount of participation in the equity and the recoverable amount, and the pro rated amount of the earnings (loss) is included in the income. The investment if the company in associates consists in 50% of the equity in Procesadora Moderna, S.A., 50% in Endicott International Ltda., 50% in Compania Ulises, S.A. and a 50% of the equity in Bulk cargo, S.A.

Properties, equipment and improvements

The property, plant and equipment are valued to the lesser cost less accumulated depreciation and amortization. The depreciation and amortization are computed in base to straight line over the estimated life of the asset (30 to 40 years for buildings and improvements, 3 to 16 years for machinery and equipment).

Forestall investment

As forestall investment, the Company registers the disburses carried out for the execution of the forestall development plan; management and all current and administrative expenses for the operation and maintenance of the reforestation.

Accumulated accounts and expenses payable

Liabilities for accumulated accounts and expenses payable that are normally paid in a 30-90 day term are registered at cost that is the just value of what is purchased to be paid in the future for received goods and services be invoiced to the Group.

Loans and debts

All loans and debts are initially recognized to the cost, being the just value of the received product and including the charges of acquisition of associates with the debts or loans.

After the initial recognition, all the debts and loans that accrue interest are subsequently valued to the amortized cost. The amortization cost is calculated taking into account any discount or rate in the assignment. Liabilities that are maintained to negotiate them are subsequently valued at just value.

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

Deferred Income Tax

The deferred income tax arises due to the differences of time resulting from the income and expenses that enter in the determination of the financial earnings and those reported for taxable ends.
The book value of an asset or liability for deferred tax must be revised in the date of the balance and deduced to the degree in which it is not probable that sufficient taxable earnings will result in order to allow it to be used to benefit in part or in its totality.
The assets and liabilities for deferred tax must be measured to the tax rates that are expected to be applied to the exercise when the asset is executed or the liability is liquidated, based on tax rates (and tax laws) that have been decreed or substantially decrees for the balance date.

Leasing

Financial leasing in which all incidental risks and benefits to the property of the leased asset are transferred to the Group are capitalized to the present value of the minimum payments of the leasing at the beginning of the lease contract and disclosed as a leased property, plant and equipment. The lease payments are proportional to the financial charges and to the reduction of the leased liability until reaching a constant interest rate in the resulting balance of the liability. Financial charges are registered directly to operations.
The capitalized assets are depreciated over the shortest estimated useful life of the assets or the term of the lease.

Capital shares

Common capital shares are recognized to the just value of the received asset by the Company. When the capital is repurchased, the paid amount is recognized as a charge to capital and reported in the general balance as treasure shares.

Recognition of income

Income is recognized in function to the economical benefits are flowing to the Group and the income can be easily measured.

Sale of goods

Income is recognized when the significant risks and benefits of property of the goods have been transferred to the purchaser.

NOTES continuation

Loans of services
The income is recognized up to the degree that the recoverable expenses are recognized.

Interest
The income is recognized at the time in which the interest is accumulated (considering the effective rate of the asset) unless its recovery is doubtful.

Commission
The income for administration commission is recognized over a proportional base at the term of duration of the loan.

3. CASH AND CASH EQUIVALENT

As of December 31, the cash and cash equivalent are detailed as follows:

	2001	2000
Cash	**B/.385,628**	B/.239,955
Cash in banks:		
Checking accounts	**3,064,425**	3,291,860
Term deposits	**-**	1,449,000
	B/.3,450,053	B/.4,980,815

4. DOCUMENTS AND ACCOUNTS RECEIVABLES, NET

The documents and accounts as of december 31 are detailed as follows:

	2001	2000
Current ratio of documents receivables	**B/.3,634,088**	B/.4,807,117
Accounts receivables – clients	**11,729,939**	11,493,581
Provision for doubtful collection accounts	**(443,070)**	(680.590)
	14,920,957	15,620,108
Accounts receivables – various;		
Employees	**128,892**	93,014
Other	**1,153,263**	1,384,508
	B/.16,203,112	B/.17,097,630

NOTES continuation

5. PROVISION FOR DOUBTFUL COLLECTION ACCOUNTS

we immediately present and analysis of the provision for doubtful collection accounts as of:

	2001	2000
Balance at beginning of year	**B/. 680,590**	B/. 626,219
Addition	**98,911**	1,323,114
Drop	**(336,431)**	(1,268,743)
Balance at end of year	**B/. 443,070**	B/. 680,590

6. LOANS RECEIVABLES NET

A detail of the loans receivables as of December 31, 2001 is as follows:

	2001	2000
Automobile financing	**B/.980,818**	B/. 1,896,240
Personal Loans	**229,882**	439,591
Commercial Loans	**293,676**	569,961
	1,504,376	2,905,792
Provision for doubtful collection loans	**(812,1630**	(1,890,087)
	692,213	1,015,705
Deferred Interests	**(271,857)**	(424,549)
Deferred Commisions	**-**	(52,080)
Insurances	**-**	(90,710)
Net Loans receivables	**B/.420,356**	B/. 448,366

NOTES continuation

7. PROVISION FOR DOUBTFUL COLLECTION LOANS

We immediately present an analysis of the provision for doubtful collection loans as of:

	2001	2000
Balance at beginning of year	B/.1,890,087	B/. 104,294
Increase	-	1,785,793
Drop	(1,077,924)	-
Balance at end of year	B/. 812,163	B/. 1,890,087

8. INVENTORIES

As of December 31 the inventory is detailed as follows:

	2001	2000
Goods and materials	B/.12,631,964	B/.13,009,920
Machinery and equipment	1,245,850	1,398,515
Automobiles and replacement parts	2,996,033	3,591,711
Poultry, eggs and food	6,802,449	6,408,686
Other (tires and batteries)	1,435,579	1,164,610
	25,111,875	25,573,442
Inventory in transit	723,201	2,659,415
	B/.25,835,076	B/.28,232.857

9. INVESTMENT, TO THE PARTICIPATION METHOD IN EQUITY

As of December 31, 2001, the investments consist in:

	% of Participation	Cost	Participation	2001	2000
Procesadora Moderna, S.A.	50%	B/.1,848,909	B/. (772,135)	B/.1,076,774	B/.1,076,774
Panama Grain Terminal	50%	100,000	-	100,000	-
Endicot International Ltda.		240,000	-	240,000	165,000
Compania Ulises, S.A.	50%	134,760	(6,323)	118,437	130,850
Bulk Cargo, S.A.	50%	37,500	33,754	71,254	73,280
Comercializadora Regional Latinoamericana, S.A.	16%	50,000	(7,657)	42,343	47,967
		B/.2,411,169	B/. (752,361)	B/.1,658,808	B/.1,493,871

NOTES (continuation)

10. PROPERTIES, EQUIPMENT AND IMPROVEMENTS, NET

An analysis of the activity in properties, equipment and improvements as of December 31st is as follows:

	Properties		Buildings and improvements		Machinery and equipment		Leased equipment		Construction in process		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Balance at beginning of year, net Of accumulated depreciation	B/.7,327,016	B/.5,725,420	B/.19,080,749	B/.14,931,552	B/.17,136,476	B/.14,445,686	B/.1,472,602	B/.3,002,200	B/.6,187,549	B/.4,578,816	B/.51,204,392	B/.42,683,674
Additions	1,783,904	95,313	1,042,287	5,224,156	11,043,033	4,532,844	161,936	187,084	8,424,126	1,608,733	22,455,286	11,648,130
Acquired Companies	-	1,668,916	-	274,721	-	949,912	-	-	-	-	-	2,893,549
Reclassification	-	(162,633)	(1,470,284)	(336,291)	(1,835,184)	(515,0340	(12,860)	(214,787)	(13,408,693)	-	(16,727,021)	(1,228,745)
Withdrawal depreciation	-	-	2,815,597	232,499	1,057,313	474,815	41,394	229,924	-	-	3,914,304	937,238
Depreciation	-	-	(1,452,388)	(1,245,888)	(2,955,770)	(2,751,747)	(1,115,6650	(1,731,819)	-	-	(5,523,823)	(5,729,454)
Balance at end of year, net Of accumulated depreciation	B/.9,110,920	B/.7,327,106	B/.20,015,961	B/.19,080,749)	B/.24,445,868	B/.17,136,476	B/.547,407	B/.1,472,602	B/.1,202,982	B/.6,187,549	B/.55,323,138	B/.51,205,392
Properties, equipment And improvement, at cost	B/.9,110,920	B/.7,327,106	B/.28,284,812	B/.28,712,809	B/.52,008,313	B/.42,800,464	B/.5,444,294	B/.5,295,218	B/.1,202,982	B/.6,187,549	B/.96,051,321	B/.90,323,056
Accumulated depreciation		-	(8,268,851)	(9,632,060)	(27,562,445)	(25,663,988)	(4,896,887)	(3,822,616)	-	-	(40,728,183)	(39,118,664)
Net amount	B/.9,110,920	B/.7,327,106	B/.20,015,961	B/.19,080,749)	B/.24,445,868	B/.17,136,476	B/.547,407	B/.1,472,602	B/.1,202,982	B/.6,187,549	B/.55,323,138	B/.51,205,392

Several properties secure the credit agreements of the companies of the Group.

NOTES continuation

11. ACCUMULATED EXPENSES AND OTHER LIABILITIES

We immediately present a detail of the accumulated expenses and other liabilities as of December 31, 2001:

	2001	1999
Vacations reserve	**B/.454,565**	B/. 478,397
Income Tax and Social Security	**482,319**	438,845
Construction deposits	**236,833**	307,485
Thirteenth Month (decimotercer mes)	**105,196**	101,402
Participation to Managers	**93,124**	195,909
Interests payable	**152,854**	170,589
Payroll retention and others	**176,764**	94,427
	B/.1,701,655	B/. 1,787,054

12. CREDIT AGREEMENTS

The Company has agreements for short-term credit lines with eighteen banks up to B/.39,900 according to agreed upon contractual clauses. These agreements do not have maturity dates and can be revised and renewed in an annual manner. As of June 30, 2001, the non-utilized portion of the credit lines was of B/.14,380.

The credit agreements convey the foregoing guarantees and conditions:

- Mortgages over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39570, 39728, 33382, 111084 and 41088.
- Dividends to shareholders will be permissible up to 40% of the net earnings of the exercise provided that the debt to capital ratio is two to one.
- The debt capital ratio must not exceed 2 ½ to 1.

NOTES continuation

13. LOANS GENERATORS OF INTEREST AND DEBT

As of December 31, 2001 the short and long-term loans generators of interest and debts where as follows:

	Average Interest	Expiry	2000	2000
Short-term				
Overdrafts and loans				
Banking	7.5-11%	2002	**B/.18,464,850**	B/. 17,154,047
Secured loans				
Mortgage	7-12%	2002	**6,384,637**	7,021,112
Secured loans				
promissory		2001	-	66,666
Leasing agreements				
Financial	10.5-11%	2002	**661,656**	1,393,692
Bonds	8.5-10%	2002	**1,460,000**	3,080,000
			B/.26,971,143	B/. 28,715,517

	Average Interest	Expiry	September 2000	December 2000
Long-term				
Secured loans				
Mortgage	7-12%	2009	**B/.10,360,004**	B/.12,966,648
Leasing agreements				
Financial	10.5-11%	2003	**232,211**	718,029
Bonds	8.5-10%	2007	**28,247,000**	21,299,000
			B/.38,839,215	B/.34,982,677

Mortgage Loans

The obligations have the following guarantees:

- Mortgage over properties 1897, 11259, 11415, 11962, 27279, 324986, 15005, 53454, 83928, 34986, 37133, 11457, 8546, 6955, 5701, 3314, 3381, 3382, 105310, 39226 and 45897, 111084, 123987 and 143675.
- Provisions over the maintenance of the mortgages properties, insurance policies endorsed to banks and solidarity security of Grupo Melo and subsidiaries.

NOTES continuation

13. LOANS GENERATORS OF INTEREST AND DEBT (continuation)

Term loans

Term deposits for B/.500,000 in 2000.

Bonds payable

The present emissions are backed by the general credit of the solidary issuers and bail of the corporation Grupo Melo, S.A.

The payments of interests of the loans, leasing agreements and bonds where of B/.6,150,420 and B/.6,523,883 in 2001 and 200 respectively.

14. TAX

Assets for Deferred Tax

	2001	2000
Antiquity quote	B/. 383,315	B/. 383,585

15. PAID DIVIDENDS

During 2001, dividends for B/.0.26 per common share (totalling B/.620,355) were declared and paid.

During 2000, dividends for B/.0.63 per common share (totalling B/.1,474,658) were declared and paid.

NOTES continuation

17. OBLIGATIONS AND CONTINGENCY

The obligations and contingency are immediately detailed;

Financial leasing obligations
Minimum future payments for financial leasing include the present value of the net minimum payments of leasing and are as follows:

	2001	2000
One year	B/.661,656	B/. 1,393,692
After one year but before five years	232,211	718,029
	B/.893,867	B/. 2,111,721

Technical license agreement and technical assistance agreement
A technical license agreement and a technical assistance agreement exist between Tyson Foods, Inc. and Grupo Melo, S.A. in which the following contractual obligations are established:

1. A term of ten years from October 1, 1998. It can be renewed automatically, unless one of the parties expresses the intention of negotiation with one month of anticipation to the date of maturity of the original term.

2. The use of the technical licenses conveys a minimum payment of B/.200,000 annually.

Contingency
There is a law suit styled Pavensa Overseas vs Grupo Melo, S.A.,Construcciones Campestres, S.A., Cultivos Tecnicos Panama, S.A., Edificaciones y Materiales, S.A. and Altos del Maria, S.A. of an ordinary proceeding of lesser quantity interposed before the Thirteenth Civil Judge of the First Judicial Circuit as a result of the alleged damages and prejudices including emergent damage, moral, social and commercial damages, etc. With occasion of a number of irregularities and deficiencies observed and evidenced as a result of the intended culmination or compliance of a housing construction contract, type resting or summerhouse. The amount of the claim is for Five Hundred Thousand Balboas (B/.500,000) plus interests, costs and expenses this suit generates. The current state of the proceedings is pending that the Judge resolve about the admissibility of the evidence submitted by the parties. We deem that a solution by judicial means or a private transaction will represent for the client a disbursement for the repairs and expenses in which the plaintiff company has incurred due to defects in construction; notwithstanding the aforementioned, the amount of the claim is temerary and we technically deem that cannot be credited to the total amount claimed in the suit.

At the date of the general balance, the company has not executed any reserve whatsoever to cover the payment of this claim.